UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DINGDONG (CAYMAN) LIMITED

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: November 17, 2023

Dingdong (Cayman) Limited Announces Third Quarter 2023 Financial Results

SHANGHAI, November 16, 2023 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended September 30, 2023.

Third Quarter 2023 Highlights:

•	Net income for the third quarter of 2023 was RMB 2.1million (US$ 0.3million), showed a profit for another quarter since the fourth quarter of 2022.
•	Non-GAAP net income for the third quarter of 2023 was RMB15.5 million (US$2.1 million), the fourth consecutive quarter of non-GAAP profitability.
•

GMV for the third quarter of 2023 was RMB5,665.4 million (US$776.5 million), an increase of 6.4% sequentially primarily due to a 6.0% and 0.5% sequential increase in order volume and AOV, respectively.

•	Net cash provided by operating activities for the third quarter of 2023 was RMB130.1 million (US$ 17.8 million), demonstrating the resilience of our business after COVID-19.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“In the third quarter, we recorded non-GAAP basis net income of RMB15.5 million, with a net profit margin of 0.3% on a non-GAAP basis, marking our fourth consecutive quarter of non-GAAP profitability as we continue to prioritize strategy of “efficiency first, with due consideration of scale”. In addition, we achieved quarterly profitability on a GAAP basis for the second time since the fourth quarter of 2022. Sustaining profitability over the past four consecutive quarters on a non-GAAP basis is critical for both Dingdong and the industry. First of all, it indicates that we have successfully navigated the difficult macro-economic and competitive environment we found ourselves in with many doubting the sustainability of the sector. Second, it reflects the corporate flexibility and adaptability we maintain. With the market continuing to change rapidly, these attributes will remain critical to our long-term sustainability. Third, among the leading companies competing in the sector, we are the first to achieve profitability. It was a long and difficult journey to get here, but we stuck to our principles and vision which kept us on the right path. Lastly, having passed the profitability milestone, we are confidently looking to the future where we will maintain sustainable long-term growth. We have successfully meet our guidances for the first three quarters this year, and we are confident to achieve non-GAAP profitability in the fourth quarter and full year 2023.”

Mr. Song Wang, Senior Vice President of Dingdong, stated,

“In the third quarter, we recorded GMV of RMB5.67 billion and revenue of RMB5.14 billion, representing an increase of 6.4% and 6.2%, respectively, as compared to the second quarter this year. The increases were mainly due to a 6.0% increase in order volume and a 0.5% increase in AOV relative to the prior quarter. As we achieved four consecutive quarters of non-GAAP profitability and another quarter of positive net profit margin on a GAAP basis since the fourth quarter of 2022, we managed to increase our gross profit margin by 0.4 percentage points year-over-year, reaching 30.4% in this quarter. Additionally, each of our expense ratio was optimized. We recorded a positive operating cash inflow of RMB130.1 million in this quarter. The continued improvement of the profitability of our core business provide us with more adequate financial reserves to respond to changes in the market as well as for future operations.”

Third Quarter 2023 Financial Results

Total revenues were RMB5,139.7 million (US$704.5 million) compared with total revenues of RMB5,942.5 million in the same quarter of 2022, primarily due to withdrawal from a number of cities and stations in 2022 and in the second quarter of this year. Furthermore, consumers have demonstrated a heightened interest in offline consumption, and travel activity has significantly increased post COVID-19 pandemic, both of which have led to a year-over-year decline of sales. Order volumes increased by 6.0% as compared to the second quarter, driven by an increase in monthly order frequency and the rapid growth of orders originating from Jiangsu and Zhejiang provinces.

•	Product Revenues were RMB5,082.5 million (US$696.6 million) compared with product revenues of RMB5,872.4 million in the same quarter of 2022.

•

Service Revenues were RMB57.2 million (US$7.8 million) compared with service revenues of RMB70.1 million in the same quarter of 2022, primarily because we experienced a temporary surge in membership during the third quarter of 2022 due to the impact of COVID-19.

Total operating costs and expenses were RMB5,163.7 million (US$707.7 million), a decrease of 17.6% from RMB6,267.8 million in the same quarter of 2022, with a detailed breakdown as below:

•

Cost of goods sold was RMB3,577.5 million (US$490.3 million), a decrease of 13.9% from RMB4,157.0 million in the same quarter of 2022. Cost of goods sold as a percentage of revenues decreased to 69.6% from 70.0% in the same quarter of 2022. Gross margin increased slightly to 30.4% from 30.0% in the same quarter of 2022.

•

Fulfillment expenses were RMB1,199.3 million (US$164.4 million), a decrease of 24.8% from RMB1,595.3 million in the same quarter of 2022. Fulfillment expenses as a percentage of total revenues decreased to 23.3% from 26.8% in the same quarter of 2022. This ratio has continuously improved in recent quarters.

•

Sales and marketing expenses were RMB98.2 million (US$13.5 million), a decrease of 22.8% from RMB127.2 million in the same quarter of 2022, primarily due to withdrawal from a few cities in 2022 and in the second quarter of 2023.

•	General and administrative expenses were RMB89.3 million (US$12.2 million), a decrease of 33.0% from RMB133.3 million in the same quarter of 2022, mainly due to the improved efficiency of our staff.

•

Product development expenses were RMB199.3 million (US$27.3 million), a decrease of 21.8% from RMB255.0 million in the same quarter of 2022, primarily due to our improved R&D human resources efficiency. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Loss from operations was RMB8.6 million (US$1.2 million), compared with operating loss of RMB353.8 million in the same quarter of 2022.

Net income was RMB2.1 million (US$0.3 million), compared with net loss of RMB344.9 million in the same quarter of 2022.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB15.5 million (US$2.1 million), compared with non-GAAP net loss of RMB285.2 million in the same quarter of 2022. In addition, non-GAAP net (loss) / income margin, which is the Company’s non-GAAP net (loss) / income as a percentage of revenues, was 0.3% compared with negative 4.8% in the same quarter of 2022.

Basic and diluted net loss per share were RMB0.00 (US$0.00), compared with net loss per share of RMB1.07 in the same quarter of 2022. Non-GAAP net income per share, basic and diluted, was RMB0.04 (US$0.01), compared with non-GAAP net loss per share of RMB0.89 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB5,631.8 million (US$771.9 million) as of September 30, 2023, compared with RMB6,493.0 million as of December 31, 2022.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Thursday, November 16, 2023 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	4425278

The replay will be accessible through November 23, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	6274336

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families' first choice for food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net (loss)/income, non-GAAP net (loss) / income margin, non-GAAP net (loss)/income attributable to ordinary shareholders and non-GAAP net (loss)/income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,856,187	1,296,558	177,708
Restricted cash	2,763	1,150	158
Short-term investments	4,636,774	4,335,268	594,198
Accounts receivable, net	141,468	130,121	17,835
Inventories	604,884	509,268	69,801
Advance to suppliers	83,835	78,183	10,716
Prepayments and other current assets	170,336	158,506	21,724
Total current assets	7,496,247	6,509,054	892,140

Non-current assets:
Property and equipment, net	314,980	206,505	28,304
Operating lease right-of-use assets	1,425,117	1,205,583	165,239
Other non-current assets	145,563	111,611	15,297
Total non-current assets	1,885,660	1,523,699	208,840

TOTAL ASSETS	9,381,907	8,032,753	1,100,980

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,886,689	1,464,025	200,661
Customer advances and deferred revenue	253,010	231,265	31,698
Accrued expenses and other current liabilities	810,963	638,714	87,543
Salary and welfare payable	329,104	201,305	27,591
Operating lease liabilities, current	693,496	656,577	89,991
Short-term borrowings	4,237,978	3,694,002	506,305
Total current liabilities	8,211,240	6,885,888	943,789

Non-current liabilities:
Operating lease liabilities, non-current	678,000	516,845	70,840
Other non-current liabilities	75,000	121,365	16,634
Total non-current liabilities	753,000	638,210	87,474

TOTAL LIABILITIES	8,964,240	7,524,098	1,031,263

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	107,490	113,859	15,606

TOTAL MEZZANINE EQUITY	107,490	113,859	15,606

Shareholders' equity
Ordinary shares	4	4	1
Additional paid-in capital	13,922,811	14,041,347	1,924,526
Treasury stock	(20,666)	(20,666)	(2,833)
Accumulated deficit	(13,580,086)	(13,673,346)	(1,874,088)
Accumulated other comprehensive (loss)/income	(11,886)	47,457	6,505

TOTAL SHAREHOLDERS' EQUITY	310,177	394,796	54,111

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,381,907	8,032,753	1,100,980

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	5,872,423	5,082,513	696,616
Service revenues	70,105	57,168	7,836

Total revenues	5,942,528	5,139,681	704,452

Operating costs and expenses:
Cost of goods sold	(4,157,021)	(3,577,451)	(490,330)
Fulfillment expenses	(1,595,251)	(1,199,328)	(164,382)
Sales and marketing expenses	(127,174)	(98,239)	(13,465)
Product development expenses	(255,022)	(199,313)	(27,318)
General and administrative expenses	(133,339)	(89,337)	(12,245)

Total operating costs and expenses	(6,267,807)	(5,163,668)	(707,740)

Other operating income/(loss), net	(28,489)	15,359	2,105
Loss from operations	(353,768)	(8,628)	(1,183)
Interest income	29,300	40,103	5,497
Interest expenses	(34,648)	(24,412)	(3,346)
Other (expenses)/income, net	14,345	(1,463)	(201)

(Loss) / income before income tax	(344,771)	5,600	767

Income tax expenses	(83)	(3,496)	(479)

Net (loss) / income	(344,854)	2,104	288

Accretion of redeemable noncontrolling interests	(2,025)	(2,187)	(300)

Net loss attributable to ordinary shareholders	(346,879)	(83)	(12)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(1.07)	(0.00)	(0.00)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	324,195,243	325,139,721	325,139,721
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	106,305	(12,481)	(1,710)

Comprehensive loss	(238,549)	(10,377)	(1,422)

Accretion of redeemable noncontrolling interests	(2,025)	(2,187)	(300)

Comprehensive loss attributable to ordinary shareholders	(240,574)	(12,564)	(1,722)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Net cash (used in) / generated from operating activities	(407,500)	130,111	17,833

Net cash used in investing activities	(362,730)	(380,246)	(52,117)

Net cash generated from financing activities	158,762	18,448	2,529

Effect of exchange rate changes on cash and cash equivalents and restricted cash	16,164	(785)	(108)
Net decrease in cash and cash equivalents and restricted cash	(595,304)	(232,472)	(31,863)

Cash and cash equivalents and restricted cash at the beginning of the period	2,012,819	1,530,180	209,729
Cash and cash equivalents and restricted cash at the end of the period	1,417,515	1,297,708	177,866

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net (loss) / income	(344,854)	2,104	288
Add: share-based compensation expenses (1)	59,683	13,406	1,837

Non-GAAP net (loss) / income	(285,171)	15,510	2,125

Net (loss) / income margin	(5.8% )	0.0%	0.0%
Add: share-based compensation expenses	1.0%	0.3%	0.3%
Non-GAAP net (loss) / income margin	(4.8% )	0.3%	0.3%

Net loss attributable to ordinary shareholders	(346,879)	(83)	(12)

Add: share-based compensation expenses (1)	59,683	13,406	1,837

Non-GAAP net (loss) / income attributable to ordinary shareholders	(287,196)	13,323	1,825

Net loss per Class A and Class B ordinary share:
Basic and diluted	(1.07)	(0.00)	(0.00)
Add: share-based compensation expenses	0.18	0.04	0.01
Non-GAAP net (loss) / income per Class A and Class B ordinary share:

Basic and diluted	(0.89)	0.04	0.01

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended September 30,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	10,831	5,335	730
Sales and marketing expenses	2,330	332	46
Product development expenses	30,790	6,881	943
General and administrative expenses	15,732	858	118

Total	59,683	13,406	1,837